02018737

NB 3/7/02

3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~ FORM X-17 A-5 ~~PART III~~

SEC FILE NUMBER
8 - 51646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Telemetry Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman **(212) 509-7800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KCT

Telemetry Securities, L.L.C.

32 Old Slip, Floor 12
New York, NY 10005
(212) 612-6644

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Debt.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Telemetry Securities, L.L.C.

32 Old Slip, Floor 12
New York, NY 10005
(212) 612-6644

State of New York)
) ss:
County of New York)

February 5, 2002

OATH OR AFFIRMATION

I, James A. Phillips, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Telemetry Securities, L.L.C. as of December 31, 2001, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Telemetry Investments, L.L.C.
as its Manager

James A. Phillips
Chief Operating Officer

Subscribed and sworn before me this
20th day of February, 2002

Christine M. Kunda
Notary Public

CHRISTINE M. KUNDA
Notary Public, State of New York
No. 01KU5048106
Qualified in Richmond County
Commission Expires Aug. 14, 2005

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of
Telemetry Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Telemetry Securities, L.L.C. (a Delaware limited liability company and a wholly owned subsidiary of Telemetry Fund I, L.P.) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Telemetry Securities, L.L.C. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 5, 2002

TELEMETRY SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
United States common stock owned, at market value	$ 72,259,611
Receivable from clearing broker	65,016,543
Other assets	20,000
Total assets	$ 137,296,154

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
United States common stock sold, but not yet purchased, at market value	$ 71,845,140
Accounts payable and accrued expenses	2,042,640
Total liabilities	73,887,780
MEMBER'S EQUITY	63,408,374
Total liabilities and member's equity	$ 137,296,154

The accompanying notes are an integral part of this statement.

TELEMETRY SECURITIES, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS

Telemetry Securities, L.L.C. (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Telemetry Fund I, L.P. The Company is a registered broker/dealer in securities with the Securities and Exchange Commission and is a member of the American Stock Exchange. The Company was formed for the purpose of engaging in investment and trading activities and strategies on a global basis in the form of securities and other financial instruments of the United States and foreign entities.

The Company shall continue until December 31, 2030 unless otherwise sooner dissolved or extended by Telemetry Investments, L.L.C. in its capacity as manager of the Company.

As the Company clears all transactions through another broker-dealer, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade-date basis. United States common stock owned and United States common stock sold, but not yet purchased, are valued at market.

Receivable from Clearing Broker

Receivable from clearing broker includes cash held at the clearing broker, Merrill Lynch Professional Clearing Corporation (the "Clearing Corporation"). Substantially all of the Company's cash and securities are held with the Clearing Broker.

Revenue Recognition

Interest income and expense are recognized on an accrual basis as earned or incurred. Dividend income is recognized on ex-date.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for the payment of federal income taxes. All revenues and expenses retain their character and pass through directly to the individual member.

3. NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities with the SEC, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital equal to the greater of the amount of net capital required by Rule 15c3-1 or $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $44,482,397, which was $44,346,221 in excess of its required net capital of $136,176. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .046 to 1. The capital rules of the SEC and the American Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company used various financial instruments as part of its strategies to meet its investment objectives. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for United States common stock sold, but not yet purchased, should the value of such securities rise. The Company's principal activities are subject to the risk of counterparty nonperformance.

ANDERSEN

To the Member of Telemetry Securities, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedules of Telemetry Securities, L.L.C. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons;
(2) Recordation of differences required by rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the American Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 5, 2002